EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Marchex, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-116867) on Form S-8 of Marchex, Inc. and subsidiaries, of our report dated February 2, 2005, except as to note 16, which is as of February 14, 2005 relating to the consolidated balance sheet of Marchex, Inc. as of December 31, 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for the Predecessor to Marchex, Inc. for the period from January 1, 2003 through February 28, 2003 (Predecessor period), and Marchex, Inc. and subsidiaries for the period from January 17, 2003 (inception) through December 31, 2003, and the year ended December 31, 2004 (Successor periods), which report appears in the 2004 Annual Report on Form 10-KSB of Marchex, Inc.

/s/ KPMG LLP

Seattle, Washington

March 25, 2005